July 8, 2021

Via EDGAR Submission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	UNICYCIVE THERAPEUTICS, INC. (the “Company”)

Registration Statement on Form S-1

CIK No. 00001766140

SEC Registration No. 333-256367

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as underwriters of the proposed offering, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 5:00PM Eastern Time on July 12, 2021, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that approximately 1,500 copies of the preliminary prospectus dated June 30, 2021 were distributed to underwriters, dealers, institutions and retail accounts.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance with this matter.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
	Name:	Aaron M. Gurewitz
	Title:	Head of Equity Capital Markets